EXHIBIT 4.18

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT HAS BEEN OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[      ]”.

Employment Contract

IFSC Pte Ltd (“the Company”), a wholly-owned subsidiary of Simpple Ltd, is pleased to offer you employment as Transformation Director at IFSC Pte Ltd. This document sets out the principal terms and conditions of your employment which constitutes your employment contract with the Company. This document should be read in conjunction with the IFSC Pte Ltd. employee Handbook as may be amended from time to time (the “Handbook”).

Your employment will also be governed by all associated Employment and Compensation & Benefits Policies as may be issued and amended from time to time by the Company. Together, this contract, the Handbook, related Employment and Compensation & Benefits Policies, and all parts therein will constitute your employment contract with the Company (the “Employment Contract”).

Employment Details

(i)	Commencement Date:	01 February 2024
(ii)	Position:	Transformation Director
(iii)	Annual Basic Salary:	[ ]
(iv)	Classification:	Grade [to be reviewed]
(v)	Contract of employment:	Singapore
(vi)	Reporting (Supervisor) to:	Director
(vii)	Role & responsibilities:	As per job description

1.1 Employment Term

This offer is conditional on you demonstrating that you have a valid right to work in Singapore and successfully completing all background checks required by the Company under this Agreement and you providing satisfactory written evidence, on request, that you have obtained all relevant qualifications (including relevant educational qualifications) required for the role. Subject to a valid work permit being issued, your employment shall begin on the commencement date. If a valid work permit is not issued by the Singapore authorities, the Employment Contract will not come into effect, and the offer of employment with the Company may be withdrawn.

1.2 Place of Work

You will be based in Singapore. The Company will from time to time require you to work at other locations, either on a temporary or permanent basis. In such circumstances, the Company will provide you with as much notice as possible. If a permanent move is required, an amended or new employment contract will be negotiated.

1.3 Total Remuneration

Basic Salary

Your initial annual basic salary will be [            ] gross of tax and will be paid into your nominated bank account by the last day of each calendar month. Salary shall be deemed to accrue from day to day.

Payment of salary will be made on a monthly basis by credit transfer direct to a bank account of your choosing. You will receive an electronic monthly salary advice slip detailing the amounts paid and deductions made. When salary is paid for an incomplete month, it will be calculated with reference to one day’s salary being the annual salary divided by 260.

The Company will conduct a job evaluation and remuneration review for all employees in Q4 2023. The remuneration as described in this employment contract will be included as part of this review.

At the Company’s discretion, from 2024 onwards the rate of your salary will be reviewed annually, and you will be advised in writing of the reasons for any salary changes. It is the Company’s policy to pay salaries in line with individual responsibilities, performance, and competitive practice.

You will pay local taxes applicable to your employment in Singapore. Your remuneration will be gross of Singaporean tax. You are not entitled to overtime pay.

Bonus

Short-Term Incentive (STI). The Company may in its absolute discretion pay an STI performance bonus to you in respect of a calendar year subject to such conditions as the Company may in its absolute discretion determine from time to time. Any bonus payout is fully discretionary and conditional on both the Company’s performance and the results of your Key Performance Indicators and Balanced Scorecard.

You must remain employed on 31 December of the relevant plan year to be eligible for a bonus payout for that year. The Company reserves the right in its absolute discretion to vary the Plan. The payment of your bonus will be subject to such statutory deductions as may be required in accordance with applicable legislation in force from time to time.

Pension Allowance

The Company will provide you with a monthly pension allowance equal to 5% of your monthly base salary, less applicable taxes and withholdings (the “Pension Allowance”). The total amount of the Pension Allowance payable in any calendar year is capped at [         ], less applicable taxes, and withholdings. If you become a Singapore permanent resident, you will no longer be eligible to receive the Pension Allowance.

Benefits and Allowances

A summary of your key benefits is provided at Schedule A.

1.4 Working Hours

You are required to work a minimum of 40 hours per week, or as mutually agreed otherwise with the Board. Your official working hours will be:

Monday to Friday :	0830 hrs to 1730 hrs
Lunch Break :	1200 hrs to 1300 hrs

1.5 Safety

All work performed by you shall be in strict compliance with the applicable Health Safety Security Environment (HSSE) procedures and policies of the Company. You shall at all times conduct your work so as to prevent risk of injury to yourself, other personnel and avoid damage to property or the environment.

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1.6 Holidays and Leave

You are entitled to twenty (20) working days paid annual leave upon completion of every twelve (12) months of employment with the Company, or pro-rata thereof. Leave is accrued from your Commencement Date.

Your leave arrangements are subject to the approval of your reporting manager. You may apply to carry forward any accumulated annual leave up to a maximum of ten (10) days to the following calendar year.

The entitlement to holiday and, on termination of the employment, holiday pay in lieu of holiday, shall accrue pro rata throughout each calendar year of employment.

You are entitled to the following additional leave:

a)	Gazetted public holidays which are generally observed in Singapore, unless required by the exigencies of your duties to work on such holidays; and
b)

Compassionate leave will be granted for serious illness or the death of immediate family members (including spouse, parents, siblings and grandparents). The duration of compassionate leave is at the discretion of the Board.

c)

Medical Leave - You are entitled to fourteen (14) days medical leave for every twelve (12) months of service. If hospitalization should be necessary, such medical leave shall be extended to a maximum of sixty (60) calendar days; provided that such leave is not caused by your own ‘self-exposure to needless danger, except in an attempt to save human life’. All medical and hospitalisation leave have to be supported by medical certificates from duly registered medical practitioners.

1.7 Medical Insurance

The Company will provide you with medical insurance in Singapore. You agree that you have no contractual rights to the medical insurance benefits provided by the Company and that the Company reserves the right to amend or discontinue such benefit plans in its sole discretion and without compensation to you for such amendment or discontinuance. All benefits provided by the Company are provided subject to the terms and conditions imposed by the Company and/or third-party providers and should not be construed to provide to any entitlement arising from or any protection against employment action taken by the Company, including dismissal or redundancy.

1.8 Duties

You agree that during your employment, you will diligently and loyally devote all your professional skills, time, energy and best efforts to the performance of your duties on behalf of the Company.

The Company reserves the right to suspend you temporarily from work with pay (base salary and benefits but excluding any bonus) during the course of any pending investigation or otherwise on legitimate business grounds.

You agree that you will protect the property and information, whether in physical or electronic form, including Confidential Information of the Company from theft, loss damage or neglect and give notice immediately to the Company of any theft, loss, damage or neglect of such property or information that comes to your attention.

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1.9 Conflicting Employment

You agree that, during the term of your employment with us, you will not engage in any other employment, occupation, or consulting directly related to the business in which we are now involved or become involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company, including, but not limited to, being employed outside of the Company, becoming a member of any board of directors or advisory board other than the Company’s, making personal investments or establishing, maintaining or servicing business relationships with family or friends without the Company’s prior written consent.

1.10 Termination

Your employment may be terminated by the Company giving you not less than three (3) months’ notice in writing. The Company may pay salary in lieu of any required period of notice. If you wish to terminate your employment with the Company you are also required to give not less than three (3) months’ written notice.

The Company will owe no payment to you for any services performed or expenses incurred after the effective date of termination save for its obligation to pay taxes to Singapore or any other country (on behalf of you on income relating to this Agreement).

Notwithstanding the other provisions of this Employment Contract, the Company may terminate your employment without notice (but without prejudice to any other rights and remedies of the Company) if you:

a)	are required to leave Singapore as required under this Agreement by any government authority other than any IFSC Group Company.
b)	are guilty of dishonesty or serious or persistent misconduct, in all cases whether or not in connection with or referable to your employment.
c)	do any act or thing which brings serious discredit to the Company or any IFSC Group Company.
d)	neglect or refuse, without reasonable cause, to attend to the business of the Company or any IFSC Group Company.
e)

flagrantly or persistently fail to observe and perform any of the duties and responsibilities imposed by this Agreement or which are imposed by any laws, regulations or administrative directions, whether having the force of law or otherwise.

f)

become of unsound mind or become permanently incapacitated by accident or ill-health and are unable to perform your duties under this Agreement or are otherwise prevented by any illness or disability which prevents you from properly performing your duties hereunder for a continuous period of thirty (30) days or more in any calendar year.

g)	otherwise act in breach of this Agreement so as to materially prejudice the business of the Company or any other Group Company.

For the avoidance of doubt, no Severance Payment shall be due or payable to you for the termination of your Employment pursuant to the above Clauses.

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1.11 Property to be returned on Termination of Contract

You are required to deliver to the Company upon the termination of your employment and at any other time upon request made by the Company all papers, documents, keys, credit cards, cars and all other equipment and properties belonging to or leased by the Company in your possession or control.

1.12 Post Employment Restraint

For the period of 12 months from the date of termination of your employment (“Termination Date”), you agree that you will not in Singapore or in any other country with which you actively worked at any time in the 12 months prior to the Termination Date, either on your own account or in conjunction with or on behalf of any person, firm or company, be employed by or otherwise engaged, concerned or interested, directly or indirectly (whether as employee, agent, contractor, director, partner or otherwise), in any business that competes with IFSC Pte Ltd.

For the period of 12 months from the Termination Date you agree that you will not, either on your own account or in conjunction with or on behalf of any other person, firm or company canvass, solicit or accept orders, customers or business from any commercial customer of IFSC Pte Ltd with which you had dealings at any time in the 12 months prior to the Termination Date.

For the period of 12 months from the Termination Date you agree that you will not, either on your own account or in conjunction with or on behalf of any other person, firm or company, induce, encourage or assist any senior, key, technical, sales related or executive employee of the Company to become, directly or indirectly, employed by, engaged or interested in any business that competes with IFSC Pte Ltd. Each of the restraints above is separate and independent from each of the other restraint so that if it is held to be invalid, the remaining obligations will remain valid to the extent legally permissible.

You acknowledge that each of the above restrictions in this Clause is reasonable and necessary to protect the legitimate business interests of IFSC Pte Ltd including its confidential information, goodwill and its relationships with its customers and employees and that damages are not an adequate remedy in the event that you breach any of the restraints. While the restraints in this Agreement continue to operate, you must immediately notify any new employer, principal contractor, partner or joint-venture party who may potentially be affected by the restraints, of these provisions.

1.13 Grievances

If you have an individual problem or complaint about your work or in relation to the Company, you are required as soon as it is reasonably practicable to do so to bring this to the attention of the management of the Company who will attempt to find an acceptable solution to the problem. Should you have a grievance, you should seek advice from the Head of People Operations who will guide you in following the Company grievance policy and procedure.

1.14 Confidentiality

You shall not, except as authorised by the Company or required by law, reveal to any person, firm or partnership, company corporation, association, organisation or trust (in each case whether or not having a separate legal personality) any Confidential Information which may come to your knowledge during your appointment hereunder and shall keep with complete secrecy the Confidential Information entrusted to and/or received by you and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company or its business. This restriction shall continue to apply after the termination of your employment with the Company without limit in point of time but shall cease to apply to information or knowledge which may come into the public domain or information or knowledge which was disclosed or made known through no act of default on the part of you.

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You shall not during the continuance of this Agreement make otherwise than for the benefit of the Company any notes or memoranda relating to any matter within the scope of the business of the Company or concerning any Confidential Information or any of its dealings or affairs nor shall you either during the continuance of this Agreement or afterwards use or permit to be used any such notes or memoranda otherwise than for the benefit of the Company, it being the intention of the parties hereto that all such notes or memoranda made by you and Confidential Information shall be the property of the Company and upon the termination of your appointment hereunder, you shall return the said notes, memoranda and Confidential Information or provide evidence of their destruction to the satisfaction of the Company.

Since you may also obtain in the course of your appointment by reason of services rendered to the Company knowledge of Confidential Information, you hereby agree that you shall at the request and cost of the Company enter into a direct agreement or undertaking with the Company whereby you shall accept restrictions corresponding to the restrictions herein contained (or such of them as may be appropriate in the circumstances) in relation to such business and such area and for such period as the Company may reasonably require for the protection of its legitimate interests.

Since you may also obtain in the course of your appointment by reason of services rendered to the Company knowledge of information, ideas, designs, documents and other materials, including without limitation a formula, pattern, compilation, programme, device, method, technique or process, that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, “Trade Secrets”), you hereby agree that you shall keep confidential, and not disclose to others, or take or use for your own purposes (except in connection with your rights and obligations under this Agreement) any Trade Secrets of the Company.

“Confidential Information” means any information which is proprietary and confidential to the Company, information concerning or relating in any way whatsoever to its distributorship, franchise or other arrangements, principals, any of the trade secrets or confidential operations, processes or inventions carried on or used by the Company, any information concerning the organisation, business, finances, transactions or affairs of the Company, dealings of the Company, secret or confidential information which relates to the business of the Company or any of its principals’, clients’ or customers’ transactions or affairs, any of the Company's technology, designs, documentation, manuals, budgets, financial statements or information, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, memoranda and the information contained therein, any information therein in respect of trade secrets, technology and technical or other information relating to the development, manufacture, analysis, marketing, sale or supply or proposed development, manufacture, analysis, marketing, sale or supply of any products or services by the Company, and plans for the development or marketing of such products or services and information and material which is either marked confidential or is by its nature intended to be exclusively for the knowledge of the recipient alone.

You acknowledge that the restrictions contained in this Clause 1.13 are reasonable and that irreparable damage will be caused to IFSC Pte. Ltd in the event of any violation of this Clause 1.13 by you.

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1.15 Communications and Data Protection

a.) Telephone, email and Internet communications

All data entered and maintained on company IT systems is owned by the Company. Users must not have any expectation of privacy with regard to data entered or maintained on company equipment. Company administrators may access or examine all user files or accounts that are suspected of unauthorized use or misuse. Misuse may be prosecuted under applicable civil law or reported to the justice system for prosecution under applicable criminal law.

Where required in order to carry out your job, computer access, access to the company’s computer network, and/or an email account may be provided. In general, use of email, research on the web, and so on, are encouraged, where such use supports the goals of our business. However, the Company’s policy is that all such use:

(i)	Must comply with applicable legislation;
(ii)	Must comply with company policies;
(iii)	Does not create any unnecessary business risk to the company.

Note that Simpple Ltd and its subsidiaries own all data on our system and has the right to review, copy, delete, backup and store any data or email on our system of any sort whatsoever, including personal email.

b.) Media participation

You shall not, without the prior written consent of the Company, at any time during or after the period of the Employment Contract either directly or indirectly publish any opinion, fact or material or deliver any lecture or address or television transmission or communicate with any representative of the media or any third party relating to:

(i)	The business or affairs of the Company;
(ii)	Any of the Company’s officers, employees, customers, clients, suppliers, distribution agents or shareholders;
(ii)	The development of or exploitation of any Intellectual Property Rights.

c.) Data protection

You acknowledge and agree that the Company shall have the right to process any and all data relating to an employee, including yourself for any purpose directly or indirectly relating to their employment.

1.16 Business Codes of Conduct

The Company’s employees are required to maintain the highest ethical standards in the conduct of their affairs, both in a professional and personal capacity. On appointment or as soon as practicable you are required to complete the Simpple Ltd and IFSC Pte Ltd Code of Conduct training and complete any assessment and/or sign an acknowledgement that you will adhere to all Company policies in respect to the Code of Conduct as may be instituted by the Company or amended or supplemented from time to time.

1.17 Variation

The Company reserves the right to vary by amendment or addition to this Employment Contract any of the foregoing terms and conditions without prior notice to you for the purpose of streamlining or formulating standard Simpple Ltd / IFSC Pte Ltd policies, practices and procedures for its employees. Such amendments or additions from time to time shall form part of this contract and shall be strictly complied with.

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1.18 Severability

If any of the provisions of this Agreement is held to be invalid, the provisions which are invalid will be severed to the extent permitted by law and the remainder of this Agreement will not be affected.

1.19 No Breach

In signing below, you confirm that you are not bound by any prior contract, undertaking, commitment or other obligation which prevents you from being employed by the Company and being able to fully and completely perform the services contemplated by this Agreement, nor in fulfilling your duties hereunder will you be breaching any duty of confidentiality to any persons, including without limitation, your previous employers or principals.

1.20 Governing Law

Your contract of employment shall be governed by and construed in accordance with the laws of Singapore and the parties hereby submit to the non-exclusive jurisdiction of the courts of Singapore.

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Schedule A: Terms & Conditions

Employer

IFSC Pte. Ltd, a wholly-owned subsidiary of Simpple Ltd

Employee

Norman Schroeder

Nationality

Australian

Marital / Family Details

☐ Married: ☐ Single:

NOK Details:

Commencement Date

01 January 2024

Term of Employment

Employee Permanent - Foreign National (EPFN)

Job Title

Transformation Director

Job Grade

To be determined

Annual Basic Salary and Allowances (Gross of tax)

Basic Salary	SGD	[ ]
Pension Allowance	SGD	[ ]
Total Annual Remuneration	SGD	[ ]

Incentives and Shares

In addition to the basic salary, the Company may in its absolute discretion pay a performance bonus to you in respect of a calendar year subject to such conditions as the Company may in its absolute discretion determine from time to time.  If the Company does make a bonus payment to you in respect of a particular calendar year, it shall not be obliged to make subsequent bonus payments in respect of subsequent calendar years. Subject to the shareholder and board agreement, the Company may in its absolute discretion also allocate shares to you as part of the total incentive package.

Cash Equivalent of CPF

The Company will pay you a ‘Pension Allowance’ in lieu of a CPF.

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Taxation

You will pay local taxes applicable for your employment in Singapore. Your total remuneration package will be Gross of Singaporean tax.

Holidays

You are entitled to twenty (20) working days’ paid leave upon completion of every twelve (12) months of employment with the Company or pro rata thereof.

Medical & Insurance

The Company will provide you with medical insurance in Singapore.

Computer & Phone

You will be provided with a personal laptop computer and mobile phone. The Company will reimburse you for your business-related telephone costs. You will be responsible for identifying and paying for personal mobile phone costs.

Others

Save as specified or referred to in this Schedule or the Agreement to which it is attached, there are no other terms of employment relating to remuneration, hours of work, normal working hours, holiday pay, capacity of work, sick pay, pensions, or pension schemes or notice entitlement applicable to you.

Kelvin Lee

Chairman, Simpple Ltd

Director, IFSC Pte Ltd

/s/ Kelvin Lee	Dated:	02 January 2024

I have read and accept the terms and conditions outlined in this Employment Contract

Norman Schroeder

/s/ Norman Schroeder	Dated:	02 January 2024

Distribution:

1.	First original to Employee
2.	Second original to be signed by Employee and returned to IFSC Pte. Ltd

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